RESCISSION OF CONSULTING AGREEMENT

This Rescission of Consulting Agreement is entered into this 2nd day of December 2010, by and between Energy Telecom, Inc., a Florida corporation, and Ronny J. Halperin, PA (the "Consultant").

1. The Company and the Consultant hereby mutually agree to rescind that certain Consulting Agreement entered into between the parties dated April 19, 2010 (the "Agreement").

2. The Company and the Consultant agree and acknowledge that the Agreement is null and void from its effective date, and accordingly, no compensation has accrued or is owing to the Consultant under the Agreement.

Executed by the parties as of the date set forth above.

ENERGY TELECOM, INC.



By: _____
       Thomas Rickards, President

RONNY J, HALPERIN, PA

By: _____
       Ronny J. Halperin, President